Exhibit 99.1

G Medical Innovations Holdings Ltd. Announces Receipt of Nasdaq Minimum Bid Price Notification

Rehovot, Israel, May 19, 2023 (GLOBE NEWSWIRE) – G Medical Innovations Holdings Ltd. (Nasdaq: GMVD) (the “Company”), a telehealth, medical device, and remote patient monitoring company, announced today that on May 15, 2023 it received a written notice (the “Notice”) from Nasdaq Stock Market LLC, indicating that the Company is not in compliance with the minimum bid price requirement for continued listing set forth in Nasdaq Listing Rule 5550(a)(2), which requires listed securities to maintain a minimum bid price of $1.00 per share. Under Nasdaq Listing Rule 5810(c)(3)(A), the Company has been granted a period of 180 calendar days to regain compliance with the minimum bid price requirement. The Notice has no immediate effect on the Company’s Nasdaq listing or the trading of its ordinary shares, and during the grace period, as may be extended, the Company’s ordinary shares will continue to trade on the Nasdaq Capital Market under the symbol “GMVD”, subject to the Company meeting the conditions set forth by the Nasdaq Hearings Panel (the “Panel”) related to Nasdaq’s shareholders equity requirement pursuant to the letter received from the Panel on May 11, 2023 as described by the Company on its press release dated May 15, 2023.

According to the Notice, the Company has until November 13, 2023 to regain compliance with the minimum bid price requirement. The Company can regain compliance, if at any time during this 180-day period, the closing bid price of its ordinary shares is at least $1.00 for a minimum of ten consecutive business days, in which case the Company will be provided with written confirmation of compliance and this matter will be closed. In the event that the Company does not regain compliance after the initial 180-day period, the Company may then be eligible for an additional 180-day compliance period if it meets the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the minimum bid price requirement. In this case, the Company will need to provide written notice of its intention to cure the deficiency during the second compliance period.

About G Medical Innovations Holdings Ltd.

G Medical Innovations Holdings Ltd. is a healthcare company engaged in the development of next generation mHealth and telemedicine solutions and monitoring service platforms. The Company’s solutions and services can empower consumers, patients, and providers to better monitor, manage and improve clinical and personal health outcomes, especially for those who suffer from cardiovascular disease (or CVD), pulmonary disease, and diabetes. The Company’s current product lines consist of its Prizma medical device (or Prizma), a clinical-grade device that can transform almost any smartphone into a medical monitoring device, enabling both healthcare providers and individuals to monitor, manage and share a wide range of vital signs and biometric indicators; its Extended Holter and Monitoring Cardiac Telemetry Patch services, utilizing a multi-channel patient-worn biosensors, with algorithms for real time analysis and transmission that captures electrocardiography (i.e. ECG) data continuously, including QT Syndrome Prolongation Detection. In addition, the Company is developing its Wireless Vital Signs Monitoring System (or VSMS), which is expected to provide full, continuous, and real-time monitoring of a wide range of vital signs and biometrics. Its monitoring services include provision of Independent Diagnostic Testing Facility (i.e., IDTF) monitoring services and private monitoring services.

In the second half of 2022, the Company expanded its business activities into a new business area, at-home laboratory testing kits. In the third quarter of 2023, the Company expects that users will be able to purchase a sample collection kit at retail stores or online and collect their sample from the comfort and privacy of their home and send it via mail to the Company’s certified lab for analysis. The Company has developed 31 types of tests kits which can test a wide range health issued related to hormones, sexual transferred disease, colon cancer, nutrition, food sensitivities and allergies. In addition, the Company’s pipeline includes development of additional kits for drug detection, heavy metal and toxicology. Data received from both vital signs and lab tests reflects the vision of the Company which is to allow users to create their personal electronic medical records and manage their health in one location which is available for them anywhere and anytime without dependency on any medical organization.

For more information about G Medical innovations, visit https://gmedinnovations.com/.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements in this press release when it discusses regaining compliance with Nasdaq’s continued listing requirements, and timing and effect thereof. Because such actions deal with future events and are based on the Company’s current expectations, they are subject to various risks and uncertainties, and actual results, performance, or achievements of the Company could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, many of which are beyond the control of the Company, including those set forth in the Risk Factors section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2022 filed with the Securities and Exchange Commission (the “SEC”) on May 16, 2023, and in any subsequent filings with the SEC. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

Investor Relations Contact

G Medical Innovations Holdings Ltd.

service@gmedinnovations.com